TATA

09046827

082-03733

6th August 2009
BP/AD-M1/410

Bombay Stock Exchange Ltd.
Corporate Relationship Department
Rotunda Building, First Floor
New Trading Ring, P J Towers
Dalal Street
Mumbai 400 001

SUPPL

Dear Sirs,

In terms of Clause 41 of the Listing Agreement, we wish to inform you that the Board of Directors of the Company will meet on 28th August 2009 to *inter alia* consider and take on record the unaudited consolidated financial results for the quarter ended 30th June 2009.

Yours faithfully,
For The Tata Power Company Limited

(B J Shroff)
Vice-President & Company Secretary

cc: Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

dlw 8/27